UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33347 / January 28, 2019

_____

In the Matter of   :
                                                                    :
AQR TRUST   :
AQR CAPITAL MANGEMENT, LLC   :
Two Greenwich Plaza, 4th Floor   :
Greenwich, Connecticut 06830   :
                                                                    :
(812-14811)   :
                                                                    :
_____   :

ORDER UNDER SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

AQR Trust and AQR Capital Management, LLC filed an application on August 17, 2017, and
amendments on April 9, 2018, August 8, 2018, and December 12, 2018, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections
6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and
under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the
Act.

The order would permit: (a) actively-managed series of certain open-end management
investment companies ("Funds") to issue shares redeemable in large aggregations only
("Creation Units"); (b) secondary market transactions in Fund shares to occur at negotiated
market prices; (c) certain Funds to pay redemption proceeds, under certain circumstances, more
than seven days from the tender of shares for redemption; (d) certain affiliated persons of a Fund
to deposit securities into, and receive securities from, the series in connection with the purchase
and redemption of Creation Units; (e) certain registered management investment companies and
unit investment trusts outside of the same group of investment companies as the Funds to acquire
shares of the Funds; (f) certain Funds to create and redeem Creation Units in-kind in a master-
feeder structure; and (g) certain Funds to issue shares in less than Creation Unit size to investors
participating in a distribution reinvestment program.

On December 21, 2018, a notice of the filing of the application was issued (Investment Company
Act Release No. 33342). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of AQR Trust and AQR Capital Management, LLC (File No. 812-14811),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary